UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 27a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August, 2024

Commission File Number: 001-38376

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Central Puerto S.A.
(Exact name of registrant as specified in its charter)

Port Central S.A.

(Translation of registrant’s name into English)

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Avenida Thomas Edison 2701

C1104BAB Buenos Aires

Republic of Argentina

+54 (11) 4317-5000

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐     No ☒

CENTRAL PUERTO S.A

Relevant part of the Minutes of Central Puerto S.A. Board of

Directors’ Meeting held on May 10, 2024

Minutes No. 395:In the City of Buenos Aires, on May 10, 2024, the Board of Directors of CENTRAL PUERTO S.A. (the “Company” or “CPSA”, indistinctly) meets, with the presence of Miguel DODERO, José Luis MOREA, Diego PETRACCHI, Tomas WHITE, Marcelo Atilio SUVA, Martina BLANCO, Martín LHEZ, Jorge Eduardo VILLEGAS and Osvaldo RECA. Also present are Messrs. Cesar HALLADJIAN, Eduardo EROSA and Juan NICHOLSON, members of the Company’s Statutory Audit Committee. The Chairman informs that the Meeting is held via videoconference pursuant to Section 23 of CPSA’s Bylaws, which section states that the Board of Directors can hold meetings with members communicated via videoconference. There being enough quorum to hold the meeting, the meeting commences at 11 a.m., and the first point in the Agenda is open for discussion: Then, the (...) first item on the Agenda is open for discussion: 1) APPOINTMENT OF AUTHORITIES (CHAIRMAN AND DEPUTY CHAIRMAN). Mr. José Luis MOREA takes the floor and states that by virtue of the appointment of the members of the Board of Directors by decision at Shareholders’ Meeting dated April 30, 2024, the Board of Directors shall appoint the members acting as Chairman and Deputy Chairman of the Company for the fiscal year. In that regard, he motions to appoint Osvaldo Arturo RECA as Chairman and Miguel Dodero as Deputy Chairman of the Company. The Directors present unanimously approve the motion, with the sole abstention by the appointed, who thank their appointment. Then, the second item on the Agenda is open for discussion: 2) APPOINTMENT OF THE MEMBERS OF THE SUPERVISORY COMMITTEE. Mr. Osvaldo RECA motions to appoint Tomas WHITE, José Luis MOREA and Jorge VILLEGAS as members of the Supervisory Committee, and José Manuel ORTIZ and Mario ELIZALDE as deputy members. He informs Tomás WHITE, José Luis MOREA, Jorge VILLEGAS and José Manuel ORTIZ are independent, while Mario ELIZALDE is non-independent. The motion is unanimously approved, with the sole abstention by the appointed members, who accept and thank their appointment. (…) There being no further business to transact, the meeting is adjourned at 11:55 a.m.

Leonardo Marinaro

Head of Market Relations

CENTRAL PUERTO S.A.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Central Puerto S.A.

Date: August 19, 2024	By:	/s/ Leonardo Marinaro
	Name:	Leonardo Marinaro
	Title:	Attorney-in-Fact

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